UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 11, 2009

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on May 11, 2009, entitled "High production and solid operations”.

High production and solid operations
Performance update
Profit and loss discussion
Outlook
Risk update
Health, safety and the environment (HSE)
Important events
E&P NORWAY
INTERNATIONAL E&P
NATURAL GAS
MANUFACTURING & MARKETING
LIQUIDITY AND CAPITAL RESOURCES
USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Reconciliation of Adjusted earnings to Net operating income
End Notes
FORWARD-LOOKING STATEMENTS
Financial statements
1 ORGANISATION AND BASIS OF PREPARATION
2 FINANCIAL ITEMS AND INCOME TAX
3 SEGMENTS
4 INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT
5 PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS
Signatures

High production and solid operations

StatoilHydro's first quarter 2009, operating and financial review

StatoilHydro's first quarter 2009 net operating income was NOK 35.5 billion, compared to NOK 51.4 billion in the first quarter of 2008. The quarterly result was negatively affected by a 41% drop in oil prices, partly offset by a 23% increase in the average price of natural gas and a 7% increase in lifted volumes of oil and gas.

In addition to low crude oil prices, the first quarter net income was influenced by currency effects and an unusually high effective tax rate. In the first quarter of 2009, net income was NOK 4.0 billion compared to NOK 16.0 billion in the same quarter a year ago.

A new functional currency in the parent company has introduced reduced currency effects on net financial income. While taxes payable are unaffected by this change, taxable income exceeded consolidated accounting income before tax by approximately NOK 10 billion, thus contributing to a tax rate of 87.4%. Adjusted for this difference, the tax rate amounted to 66.4%.

"Recession and uncertainty in the world economy is continuing to impact energy demand and energy prices. Facing the turmoil, we are continuing to pursue further cost reductions, increased efficiency and operational improvements," says StatoilHydro's chief executive Helge Lund.

Noting that the first quarter result was strongly influenced by low crude oil prices, currency effects and unusual income tax effects due to the new functional currency, the chief executive emphasises that operations and production have been satisfactory:

"We delivered record production and reliable operations during the first months of the year. The start-up of new fields like the Tahiti field in the US Gulf of Mexico and Alve on the Norwegian continental shelf (NCS) are recent milestones underpinning our long term growth strategy."

"Our long-term strategy remains firm. We have strengthened our portfolio of exploration acreage in Norway and the US Gulf of Mexico and we have maintained high exploration activity, with good results. We have also strengthened our position within renewable energy through the sanctioning of the Sheringham Shoal offshore wind farm in the United Kingdom," says Mr Lund.

Total equity production of liquids and gas in the first quarter of 2009 was 2.074 million barrels of oil equivalent per day, up 1% from first quarter 2008.

Adjusted for certain items that may not be specifically related to StatoilHydro's underlying operational performance in the individual reporting period, adjusted earnings in the first quarter of 2009 were NOK 36.0 billion, compared to NOK 51.5 billion in the first quarter of 2008. The decrease in adjusted earnings was mainly due to lower liquids prices, only partly offset by higher income from natural gas sales.

Performance update

In the first quarter of 2009, StatoilHydro delivered total liquids and gas entitlement production of 1,935 mboe per day, which is a 2 % increase compared to the 1,889 mboe per day in the first quarter of 2008. Total liftings of liquids and gas were 1,964 mboe per day in the first quarter of 2009, a 7% increase from 1,836 mboe in the first quarter of 2008. Total equity production increased from 2,048 mboe per day the first quarter of 2008 to 2,074 mboe per day in the first quarter of 2009.

Adjusted earnings for the first quarter of 2009 decreased to NOK 36.0 billion, down 30% from NOK 51.5 billion in the first quarter of 2008. Lower liquids prices and lower liquids volumes were partly offset by the positive effects from higher volumes and prices for natural gas.

StatoilHydro delivered an extensive exploration programme in the first quarter of 2009. Of a total of 21 exploration wells completed before 31 March 2009, nine were drilled outside the Norwegian continental shelf (NCS). Twelve wells have been announced as discoveries, of which two are located outside the NCS. An additional seven wells have been completed since 31 March 2009.

In the first quarter of 2009, production started from the Yttergryta field (6 January) and the Alve field (19 March), both on the NCS.

Return on average capital employed after tax (ROACE) [1] for the 12 months ended 31 March 2009 was 20.5%, compared to 22.5% for the 12 months ended 31 March 2008. The decrease was due to a lower income and higher average capital employed. ROACE is defined as a non-GAAP financial measure. [2]

In the first quarter of 2009, earnings per share based on net income were NOK 1.15 compared to NOK 5.01 in the first quarter of 2008.

Profit and loss discussion

Change in legal structure and consequential change in functional currency
Effective 1 January 2009, the legal structure was changed to optimise the legal structure of group companies to the operating activities after the merger. Notably, all exploration, production and midstream activities related to the NCS have been moved to a subsidiary company and its subsidiaries, leaving primarily financing and downstream activities in the parent company. Consequently, the functional currency for the parent company and certain other subsidiary companies has been changed to USD, while the fiscal currency, the currency in which the tax base is computed, remains unchanged. The group will also maintain NOK as the presentation currency.

This change in functional currency impacts our financial statements in several ways:
The new functional currency being USD means that USD denominated monetary assets and liabilities that in the past gave rise to material currency gains and losses recognised in the income statement will no longer be remeasured with effects recognised in the income statement. Conversely, and in contrast to prior periods, there will now be currency exchange effects related to NOK denominated monetary assets and liabilities that will be recognised in the income statement.

The difference between functional currency and presentation currency will cause certain translation differences in that assets and liabilities denominated in other currencies than NOK will trigger translation differences that will be recorded directly to Equity.

The difference between fiscal currency and functional currency will in turn cause taxable income or loss on monetary assets and liabilities denominated in the functional currency that will not correspond to income or cost in the income statement. The taxable income may therefore be significantly higher or lower than the accounting income before tax. However, the change in functional currency will not affect the amount of taxes payable.

It is not allowed to restate prior period financial statements due to the change in functional currency. Direct comparison between periods should therefore be done with caution, bearing in mind the general differences described above.

In the first quarter of 2009, the net operating income was NOK 35.5 billion, compared to NOK 51.4 billion in the first quarter of 2008.

Net operating income includes certain items that management considers not to be reflective of StatoilHydro's underlying operational performance. Management adjusts for these items to arrive at adjusted earnings. Adjusted earnings is a supplemental non-GAAP measure to StatoilHydro's IFRS measure of net operating income which management believes provides an indication of StatoilHydro's underlying operational performance in the period and facilitates a better evaluation of operational trends between periods.

In the first quarter of 2009, lower fair value of derivatives (NOK 0.1 billion) and impairment charges net of reversals (NOK 2.4 billion) negatively impacted net operating income, while overlift (NOK 0.6 billion), higher values of products in operational storage (NOK 0.5 billion), gain on sale of assets (NOK 0.3 billion) and reversal of other accruals (NOK 1.5 billion) had a positive impact on net operating income for the first quarter of 2009.

Adjusted for these items and effects of inter-company eliminations (NOK 0.9 billion), adjusted earnings were NOK 36.0 billion in the first quarter of 2009.

In the first quarter of 2008 impairment net of reversals (NOK 2.5 billion) and underlift (NOK 1.7 billion) negatively impacted net operating income while higher value of derivatives (NOK 0.8 billion), higher values of products in operational storage (NOK 0.3 billion), gain on sale of assets (NOK 1.7 billion) had a positive impact on net operating income in the first quarter of 2008.

Adjusted for these items and effects of eliminations (NOK 1.3 billion), adjusted earnings were NOK 51.5 billion in the first quarter 2008.

The decrease in adjusted earnings from first quarter 2008 to first quarter 2009 was mainly due to the drop in prices of liquids, increased exploration expenses primarily due to higher exploration activity and increased depreciation costs because of higher equity production and new fields coming on stream. The decrease was partly offset by increased revenues from both higher volumes and prices for natural gas and from the strengthening of USD versus NOK.

IFRS income statement	First quarter			Full year
(in NOK billion)	2009	2008	Change	2008

Total revenues and other income
Revenues	112.6	157.7	(29%)	652.0
Net income (loss) from associated companies	0.0	(0.2)	112%	1.3
Other income	0.1	1.6	(94%)	2.8

Total revenues and other income	112.8	159.2	(29%)	656.0

Operating expenses
Purchase, net of inventory variation	44.1	77.6	(43%)	329.2
Operating expenses	13.9	13.4	4%	59.3
Selling, general and administrative expenses	2.7	3.0	(8%)	11.0
Depreciation, amortisation and impairment	11.2	9.5	17%	43.0
Exploration expenses	5.3	4.2	24%	14.7

Total operating expenses	(77.2)	(107.7)	28%	(457.2)

Net operating income	35.5	51.4	(31%)	198.8

Net financial items	(3.9)	3.9	(200%)	(18.4)

Income tax	(27.6)	(39.3)	(30%)	(137.2)

Net income	4.0	16.0	(75%)	43.3

Adjusted earnings	First quarter			Full year
(in NOK billion)	2009	2008	Change	2008

Total revenues and other income adjusted	112.3	157.6	(29%)	653.1

Purchase, net of inventory variation adjusted	44.6	77.9	(43%)	326.3
Operating expenses adjusted	14.9	13.5	11%	59.7
Selling, general and administrative expenses adjusted	2.6	3.0	(11%)	10.5
Depreciation, amortisation and impairment adjusted	10.9	9.5	14%	40.5
Exploration expenses adjusted	3.2	2.1	49%	12.2

Adjusted earnings [12]	36.0	51.5	(30%)	203.9

Adjusted earnings by segment	First quarter			Full year
(in NOK billion)	2009	2008	Change	2008

E&P Norway	29.7	42.4	(30%)	168.0
International E&P	0.3	6.1	(95%)	16.1
Natural Gas	5.0	3.0	67%	11.9
Manufacturing & Marketing	1.6	0.2	741%	8.3
Other	(0.6)	(0.1)	(412%)	(0.4)

Adjusted earnings [12]	36.0	51.5	(30%)	203.9

For net operating income by segment, see note 3 to the Financial Statements

Financial data	First quarter			Full year
	2009	2008	Change	2008

Weighted average number of ordinary shares outstanding	3,184,829,044	3,186,561,366		3,185,220,293
Earnings per share	1.15	5.01	(77%)	13.58
ROACE (last 12 months) [12]	20.5%	22.5%	(9%)	21.0%
Cash flows provided by operating activities (billion)	8.2	26.9	(69%)	102.5
Gross investments (billion)	19.5	14.9	31%	95.4
Net debt to capital employed ratio [12]	19.5%	1.8%	1000%	17.5%

Operational data	First Quarter			Full year
	2009	2008	Change	2008

Average liquids price (USD/bbl)	42.7	93.5	(54%)	91.0
USDNOK average daily exchange rate	6.87	5.32	29%	5.6
Average liquids price (NOK/bbl) [3]	294	497	(41%)	513
Gas prices (NOK/scm)	2.54	2.07	23%	2.40
Refining margin, FCC (USD/boe) [4]	5.4	6.2	(13%)	8.2
Total entitlement liquids production (mboe per day)[5]	1,104	1,099	0%	1,055
Total entitlement gas production (mboe per day)	831	790	5%	696
Total entitlement liquids and gas production (mboe per day) [6]	1,935	1,889	2%	1,751
Total equity gas production (mboe per day)	860	824	4%	725
Total equity liquids production (mboe per day)	1,214	1,224	(1%)	1,200
Total equity liquids and gas production (mboe per day)	2,074	2,048	1%	1,925
Total liquids liftings (mboe per day)	1,132	1,046	8%	1,019
Total gas liftings (mboe per day)	832	790	5%	696
Total liquids and gas liftings (mboe per day) [7]	1,964	1,836	7%	1,714
Production cost entitlement volumes (NOK/boe, last 12 months) [8]	37.5	45.2	(17%)	38.1
Equity production cost excluding restructuring and gas injection cost (NOK/boe, last 12 months) [10]	34.1	31.7	8%	33.3

Total liquids and gas liftings in the first quarter of 2009 were 1,964 mboe per day, compared to 1,836 mboe per day in the first quarter of 2008. In the first quarter of 2009 there was an overlift of 43.2 mboe per day [5] compared to an underlift in the first quarter of 2008 of 35.9 mboe per day.

Total liquids and gas entitlement production in the first quarter of 2009 was 1,935 mboe per day, compared to 1,889 mboe per day in the first quarter of 2008. Average equity [10] production was 2,074 mboe per day in the first quarter of 2009 compared to 2,048 mboe per day in the first quarter of 2008. The increase in entitlement production mainly stems from ramp-up in production from new fields and more wells coming on stream and was only partly offset by cuts in OPEC quotas, maintenance activity, shut downs and declining production from maturing fields.

Exploration	First quarter			Full Year
(in NOK billion)	2009	2008	Change	2008

Exploration expenditure activity	5.2	3.9	34%	17.8
Expensed, previously capitalised exploration expenditure	2.7	2.2	21%	4.8
Capitalised share of current period's exploration activity	(2.6)	(1.9)	(41%)	(6.8)
Reversal of impairment	0.0	0.0	-	(1.1)
Items impacting exploration expenses	(2.1)	(2.1)	0%	(2.5)

Adjusted exploration expenses [12]	3.2	2.1	49%	12.2

Exploration expenditure was NOK 5.2 billion in the first quarter of 2009, compared to NOK 3.9 billion in the first quarter of 2008. The increase was mainly due to higher exploration activity and increased drilling costs. Exploration expenditure reflects exploration activities in the period.

Adjusted exploration expenses for the period consist of exploration expenditure adjusted for the period's change in capitalised exploration expenditure and for certain items impacting the net operating income as described above. The adjusted exploration expenses increased to NOK 3.2 billion in the first quarter of 2009 from NOK 2.1 billion in the first quarter of 2008.

In the first quarter of 2009, a total of 21 exploration and appraisal wells and one exploration extension well were completed, 12 on the NCS and nine internationally. Twelve exploration and appraisal wells and one exploration extension well have been declared as discoveries. In the first quarter of 2008, a total of 21 exploration and appraisal wells were completed, six on the NCS and 15 internationally. Seven exploration and appraisal wells were declared as discoveries.

A number of wells completed internationally have encountered hydrocarbons but we need to carry out a more extensive evaluation before making a public announcement.

Drilling of 17 exploration and appraisal wells was ongoing at the end of first quarter 2009.

Production cost per boe was NOK 37.5 for the 12 months ended 31 March 2009, compared to NOK 45.2 for the 12 months ended 31 March 2008. [8] Based on equity volumes, [10] the production cost per boe for the two periods was NOK 34.2 and NOK 41.9, respectively.

The production cost per boe decreased mainly due to non-recurring restructuring cost relating to the merger of Statoil ASA and Hydro Petroleum in 2007, and partial reversal of the restructuring cost in the fourth quarter 2008.

Adjusted for restructuring costs and other costs arising from the merger recorded in the fourth quarter of 2007 and gas injection costs, the production cost per boe of equity production for the 12 months ended 31 March 2009 was NOK 34.1. The comparable figure for the 12 months ended 31 March 2008 was NOK 31.7. These figures have not been normalised for the currency effects described above. The increase is partly due to currency effects from the strengthening of USD versus NOK. Normalised production cost is defined as a non-GAAP financial measure. [2]

Net financial items amounted to a loss of NOK 3.9 billion in the first quarter of 2009, compared to an income of NOK 3.9 billion in the first quarter of 2008.

As a result of the new functional currency in the parent company, StatoilHydro ASA, the US dollar denominated non-current monetary liabilities that impacted net foreign exchange gains and losses in prior periods, do not impact the income statement in 2009. Correspondingly, the Norwegian kroner denominated taxes payable impacting net foreign exchange gains and losses in 2009, did not have such an impact on the income statement in prior periods. Translation differences arising from changes in the USDNOK exchange rates and the presentation of USD denominated monetary assets and liabilities in Norwegian kroner within the financial statements have been recorded directly to Equity.

In the first quarter of 2009, net foreign exchange gains and losses amounted to a loss of NOK 1.5 billion, compared to a NOK 3.4 billion gain in the first quarter of 2008. The NOK 4.9 billion increase in cost is mostly attributable to the effects of the change in functional currency.

Interest and other financial expenses amounted to NOK 2.9 billion and NOK 0.1 billion in the first quarters of 2009 and 2008, respectively. The NOK 2.8 billion increase in cost is mostly related to a NOK 1.7 billion loss on derivative financial instruments in the first quarter of 2009, which compares to a gain on derivative financial instruments of NOK 0.8 billion in the first quarter of 2008.

Summarised, net financial items changed by NOK 7.8 billion from the first quarter of 2008 to the first quarter of 2009, primarily due to NOK 4.9 billion effects of foreign exchange and the change in functional currency in particular, and to some extent due to NOK 2.5 billion from changes in the fair value of financial derivatives.

Exchange rates	31 March 2009	31 December 2008	31 March 2008

USDNOK	6.68	7.00	5.09
EURNOK	8.89	9.87	8.05

Income taxes were NOK 27.6 billion in the first quarter of 2009, equivalent to a tax rate of 87.4%, compared to NOK 39.3 billion in the first quarter of 2008, equivalent to a tax rate of 71.0%. The increase in the tax rate was mainly due to currency effects related to the change of functional currency for certain companies. These companies are taxable in a different currency than the functional currency. In the first quarter of 2009 the taxable income is higher than the Income before tax, which increases the tax rate in the quarter. In addition, the tax rate was increased by relatively higher income from the NCS.

In the first quarter of 2009, income before tax amounted to NOK 31.6 billion, while taxable income was estimated to be NOK 10.0 billion higher. This difference in taxable income arose in companies which are taxable in a different currency than the functional currency, and amounted to NOK 2.5 billion in taxes. Adjusted for this difference, the tax rate amounted to 66.4%.

Outlook

At the strategy update in January 2009, StatoilHydro presented a forecast for equity production of 1,950 mboe per day in 2009 and 2,200 mboe per day in 2012. The estimate for 2009 excludes any adverse effects of potential Opec quotas. Operational regularity, gas offtake and commercial considerations related to gas sales activities represent the most significant risks to the production guiding. The guidance for 2012 reflects expected effects of our recent acquisitions of US shale gas and the remaining 50% of the Peregrino development.

Maintenance activity is expected to influence our equity production by approximately 80 mboe per day in the second quarter of 2009, and 30 mboe per day for the full year.

Capital expenditures for 2009, excluding acquisitions, are estimated at around USD 13.5 billion. Approximately 50% of the forecasted investments for 2009 are in new assets contributing to growth in oil and gas production, about one third are related to investments in currently producing assets, with the remainder in other activities.

Unit production cost for equity volumes is estimated in the range of NOK 33 to 36 per barrel in the period from 2009 to 2012, excluding purchases of fuel and gas for injection. For 2009, the unit production cost is expected to be in the upper end of this range.

StatoilHydro's ambition is to deliver a competitive ROACE compared with its peer group.

Exploration drilling is the primary tool for growing our business. The company will continue to high-grade the large portfolio of exploration assets and expects to maintain a high level of exploration activity in 2009, although slightly lower than in 2008. StatoilHydro expects to complete approximately 65 to 70 exploration and appraisal wells in 2009. Rigs have already been secured for most of the exploration drilling in 2009 and to some extent also for subsequent years. The exploration activity is estimated at USD 2.7 billion for 2009.

The year 2008 was one of the most volatile periods in the natural gas, product, gas liquid and crude oil markets. We anticipate that these commodity prices will remain at relatively low levels and that prices will continue to be volatile at least in the near term.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See "Forward-Looking Statements" below.

Risk update

Risk factors

The results of operations largely depend on a number of factors, most significantly those that affect the price received in NOK for products sold. Specifically, such factors include the level of liquids and natural gas prices; trends in the exchange rate between the USD and the NOK, liquids and natural gas production volumes, which in turn depend on entitlement volumes under profit sharing agreements and available petroleum reserves, and StatoilHydro's, as well as our partners' expertise and co-operation in recovering oil and natural gas from those reserves; and changes in StatoilHydro's portfolio of assets due to acquisitions and disposals.

The illustration shows how certain changes in the crude oil prices (a substitute for liquids prices), natural gas contract prices and the USDNOK exchange rate, if sustained for a full year, could impact our net operating income in 2009. Changes in commodity prices, currency and interest rates may result in income or expense for the period as well as changes in the fair value of derivatives in the balance sheet.

The illustration is not intended to be exhaustive with respect to risks that have or may have a material impact on the cash flows and results of operation. See the annual report for 2008 for a more detailed discussion of risks to which StatoilHydro is exposed.

Financial risk management
StatoilHydro has policies in place to manage acceptable risk for commercial and financial counterparties and the use of derivatives and market activities in general. StatoilHydro has so far had only limited exposure towards those more distressed parties and instruments during the current financial crisis. The turmoil in the financial markets has not caused us to make any changes in our risk management policies, but we have tightened our practices with respect to credit risk and liquidity management. There have been only insignificant counterparty losses incurred so far. The group's exposure towards financial counterparties is still considered to have an acceptable risk profile, but it is anticipated that the risk may increase if the financial crisis worsens. This may be somewhat reduced by the effects of national and international actions by nations and national banks.

The markets for short- and long -term financing are currently considered to function comfortably for borrowers with StatoilHydro's credit standing and general characteristics. However, under current circumstances uncertainty still exists. Funding costs for short maturities are generally at historically low levels. Long-term funding costs are at attractive absolute levels although the credit spread element for corporate issuers is significantly higher compared to levels existing before the financial crisis. With regard to liquidity management, focus is on finding the right balance between risk and reward and most funds are currently placed in short term AA- and AAA-rated non-Norwegian government certificates or with banks with AA-rating. These are our internal credit ratings.
In accordance with our internal credit rating policy, we reassess counterparty credit risk at least annually and assess counterparties that we identify as high risk more frequently. The internal credit ratings reflect our assessment of the counterparties' credit risk and are similar to rating categories used by well known credit rating agencies, such as Standard & Poor's and Moody's.

Health, safety and the environment (HSE)

The total recordable injury frequency was 4.4 in the first quarter of 2009 compared to 5.4 in the first quarter of 2008. The serious incident frequency decreased from 2.7 in the first quarter of 2008 to 2.4 in the first quarter of 2009. There were no fatal accidents in the first quarter of 2009.

The number of accidental oil spills in the first quarter of 2009 increased compared to the first quarter of 2008, and the volume increased from 16 cubic metres in the first quarter of 2008 to 26 cubic metres in the first quarter of 2009.

	First quarter		Year
HSE	2009	2008	2008
Total recordable injury frequency	4.4	5.4	5.4
Serious incident frequency	2.4	2.7	2.2
Accidental oil spills (number)	95	80	401
Accidental oil spills (cubic metres)	26	16	342

Important events

  Effective 1 January, the StatoilHydro group completes an internal reorganisation of its activities leading to a change in the parent company functional currency. While the presentation currency and the respective fiscal currencies remain the same, the new functional currency causes fewer and different currency effects than in previous years.
  On 6 January StatoilHydro started gas production from the Yttergryta subsea field at the Åsgard field in the Norwegian Sea.
  On 13 January StatoilHydro found oil north of the Norne field in the Norwegian Sea. Development using the Norne production and storage vessel will be considered.
  On 27 January gas exports from the Kvitebjørn field in the North Sea resumed after successful repairs to the gas pipeline between the platform and the Kollsnes processing plant near Bergen.
  On 30 January a small oil discovery was made in the Curran prospect, south of the Tune field on the NCS.
  On 2 February, there was a discovery in the Heidelberg prospect in the deepwater Gulf of Mexico operated by Anadarko. StatoilHydro has a 12% working interest in Heidelberg.
  On 5 February gas and condensate were found when StatoilHydro completed the drilling of an exploration well in the Fulla prospect, north-east of the Frigg field in the North Sea.
  On 11 February StatoilHydro submitted its master plan for carbon capture at Mongstad to the Ministry of Petroleum and Energy and the Ministry of the Environment.
  On 18 February partners in the Troll licence announced decision to adjust its plan to further develop installations and operations on the Troll field in the North Sea.
  On 26 February StatoilHydro and Statkraft jointly participated in The Crown Estate's third licence round for UK offshore wind farms.
  On 3 March oil was discovered in block 31 off Angola operated by BP in which StatoilHydro is a partner and holds a 13.33% interest.
  On 4 March StatoilHydro executed debt capital market transactions issuing EUR 1,300,000,000 4.375% notes due 11 March 2015, EUR 1,200,000,000 5.625% notes due 11 March 2021, and GBP 800,000,000 6.875% notes due 11 March 2031.
  On 9 March new oil and gas was encountered in the Katla prospect which is situated near existing infrastructure south-west of the Oseberg South platform in the North Sea.
  On 16 March gas was found in the Asterix prospect west in deepwater Norwegian Sea.
  On 18 March StatoilHydro was the highest bidder on 23 leases in the central area lease sale in the US Gulf of Mexico.
  On 19 March production started in the Alve gas and condensate field located in the Norwegian Sea, extending the life of Norne from 2016 to 2021.
  On 24 March the board of directors proposes to change the name to Statoil ASA at the company's Annual General Meeting on 19 May.
  On 25 March oil was struck during the drilling of an exploration well and a sidetrack north of the Vigdis East field in the North Sea.
  On 25 March Kurt Anker Nielsen resigned from his position as a member of the board of directors.
Subsequent important events:
  On 1 April StatoilHydro and Norwegian utility company Statkraft agreed to jointly develop the 315 MW Sheringham Shoal Offshore Wind Farm off the coast of Norfolk in the UK.
  On 2 April StatoilHydro's board sanctioned the Caesar Tonga Project in the Gulf of Mexico operated by Anadarko.
  On 3 April StatoilHydro farmed into three North Sea licences located close to the Luno and Ragnarrock discoveries and existing StatoilHydro operated infrastructure on the Sleipner and Grane fields.
  On 8 April hydrocarbons encountered while drilling on the deepwater Mizzen prospect in the Flemish Pass Basin, off Newfoundland.
  On 14 April StatoilHydro acquired a 40% stake in 50 blocks from BHP Billiton in the frontier DeSoto Canyon area of the US Gulf of Mexico.
  On 16 April StatoilHydro executed debt capital market transactions issuing USD 500,000,000 3.875% Notes due April 2014, and USD 1,500,000,000 5.25% Notes due April 2019.
  On 17 April StatoilHydro reached a mutual agreement to transfer full responsibility for the abandonment of the Lufeng field in the South China sea to the Chinese National Offshore Oil Company (CNOOC).
  On 30 April the Ministry of Petroleum and Energy announced that StatoilHydro was awarded 12 new production licences in the 20th licensing round, five of which are operatorships.
  On 5 May StatoilHydro announced the sale of all its assets on the Danish continental shelf to Bayerngas.
  On 6 May, StatoilHydro received first oil from the Chevron-operated Tahiti field in the US Gulf of Mexico.
  A person died on 7 May, after an accidental fall on the Oseberg B platform operated by StatoilHydro in the North Sea. Investigations have been launched by the police and the Petroleum Safety Authority Norway (PSA). StatoilHydro will conduct its own inquiry into the incident.

E&P NORWAY

IFRS income statement	First quarter			Full year
(in NOK billion)	2009	2008	Change	2008

Total revenues and other income	42.9	54.4	(21%)	219.8

Operating expenses	5.6	5.7	(1%)	23.5
Selling, general and administrative expenses	(0.1)	0.1	(236%)	(0.1)
Depreciation, amortisation and impairment	6.0	5.8	3%	24.0
Exploration expenses	1.4	0.6	142%	5.5

Total expenses	12.9	12.2	6%	52.9

Net operating income	30.0	42.2	(29%)	166.9

Adjusted earnings [12]	First quarter			Full year
(in NOK billion)	2009	2008	Change	2008

Total revenues and other income adjusted	42.8	54.6	(22%)	222.0

Operating expenses adjusted	5.8	5.7	3%	24.6
Selling, general and administrative expenses adjusted	(0.1)	0.1	(237%)	(0.1)
Depreciation, amortisation and impairment adjusted	6.0	5.8	3%	24.0
Exploration expenses adjusted	1.4	0.6	142%	5.5

Adjusted earnings [12]	29.7	42.4	(30%)	168.0

Operational data	First Quarter			Full year
	2009	2008	Change	2008

Operational data:
Liquids price (USD/bbl)	42.9	93.3	(54%)	91.5
Liquids price (NOK/bbl)	295.0	496.2	(41%)	515.4
Transfer price natural gas (NOK/scm)	1.90	1.55	23%	1.87

Liftings:
Liquids (mboe per day)	877	817	7%	808
Natural gas (mboe per day)	752	724	4%	637
Total liquids and gas liftings (mboe per day)	1,629	1,542	6%	1445

Production:
Entitlement liquids (mboe per day)	832	845	(2%)	824
Entitlement natural gas (mboe per day)	751	724	4%	637
Total entitlement liquids and gas production (mboe per day)	1,583	1,569	1%	1461

In the first quarter of 2009, the net operating income for E&P Norway was NOK 30.0 billion compared to NOK 42.2 billion in the first quarter of 2008. Net operating income was negatively impacted by a unrealised loss on derivatives of NOK 1.1 billion. An overlift of NOK 0.8 billion, a change in future settlement related to a sale of a licence share of NOK 0.3 billion and a refund of historic gas purchase of NOK 0.3 billion all positively affected the net operating income in the period. See the section "reconciliation" of net income to adjusted earnings" for details.

Adjusted earnings were NOK 29.7 billion in the first quarter of 2009, compared to NOK 42.4 billion in the first quarter of 2008. The decrease was mainly due to a drop in E&P Norway's realised price of liquids measured in NOK, which negatively impacted the adjusted earnings by NOK 15.0 billion. Also, a decrease in the production of liquids impacted the adjusted earnings negatively by NOK 1.0 billion, and exploration expenses increased by NOK 0.8 billion mainly due to increased exploration activity and expensed exploration costs previously capitalised. In addition, operating expenses was NOK 0.2 billion higher mainly due to increased transportation cost, and depreciation, depletion and amortization were also NOK 0.2 billion higher.

The decrease in adjusted earnings was partly offset by an increase in the transfer price on natural gas which positively contributed to the adjusted earnings by NOK 3.8 billion in the first quarter of 2009. In addition, an increase in lifted gas volumes and a decrease in sales and administration cost, both contributed positively by NOK 0.4 billion and NOK 0.2 billion, respectively.

Average daily lifting of liquids increased from 817 mboe per day in the first quarter of 2008 to 877 mboe per day in the first quarter of 2009.

Average daily production of liquids decreased from 845 mboe per day in the first quarter of 2008 to 831 mboe per day in the first quarter of 2009. The decrease in liquids production was mainly related to decline and shut down of well S-4 at Kristin, riser problems at Norne and decline at Statfjord, Sleipner and Gullfaks. The decrease was partly offset by build up of production at Ormen Lange and Snøhvit, new production from Volve, Vilje and Oseberg Delta.

Average daily production of gas increased from 724 mboe per day in the first quarter of 2008 to 752 mboe per day in the first quarter of 2009. The increase was mainly related to build up of production at Ormen Lange and Snøhvit, increased gas export from Oseberg Brent and high production efficiency at Åsgard in the first quarter of 2009. The increase was partly offset by decline and shut down of well S-4 at Kristin and major decline at Statfjord, Sleipner and Gullfaks.

Exploration expenditure (including capitalised exploration expenditure) was NOK 2.5 billion in the first quarter of 2009, compared to NOK 1.8 billion in the first quarter of 2008. The increase stems primarily from a higher number of wells drilled.

Exploration expenses were NOK 1.4 billion in the first quarter of 2009, compared to NOK 0.6 billion in the first quarter of 2008, mostly due to more wells being drilled and expensing of previously capitalised wells.

In the first quarter of 2009, 12 exploration and appraisal wells and one exploration extension well were completed on the NCS. Of these, 10 exploration and appraisal wells and one exploration extension well were discoveries. In the first quarter of 2008, six exploration and appraisal wells and one exploration extension well were completed on the NCS, of which four exploration wells and one exploration extension well were discoveries.

Drilling of nine exploration and appraisal wells was ongoing at the end of the first quarter of 2009. Four exploration and appraisal wells have been completed since 31 March 2009. Of these, three exploration and appraisal wells were discoveries.

Important events:
  On 5 January drilling of the first of 13 production wells in Gjøa started.
  On 6 January StatoilHydro started gasproduction at the Yttergryta sub sea field from the Åsgard field.
  On 12 January an agreement to adjust the interest in the Grane field was signed, resulting in a reduction of our share from 38% to 36.66%.
  On 22 January the Kristin field resumed production after lifeboat components had been replaced. Extensive testing was done to ensure that the lifeboats are functioning in all weather and wave conditions.
  On 27 January gas exports from the Kvitebjørn field resumed after successful repairs to the gas pipeline between the platform and the Kollsnes processing plant near Bergen.
  On 18 February the partners in the Troll licence announced the decision to adjust the plan to further develop installations and operations of the Troll field.
  On 19 March production started in the Alve gas and condensate field, extending production from Norne from 2016 to 2021.
  Exploration success with high drilling activity; discoveries north of the Norne field (13 January), in the Curran prospect (30 January), in the Fulla prospect (5 February), in the Katla prospect (9 March), in the Asterix prospect (16 March) and Vigdis East field (25 March).
Subsequent Important Events
  On 3 April StatoilHydro farms into three North Sea licences located close to the Luno and Ragnarrock discoveries and existing StatoilHydro operated infrastructure on the Sleipner and Grane fields.
  On 30 April the Ministry of Petroleum and Energy announced that StatoilHydro has been awarded 7 new production licenses, 5 as operator and 2 as partner in the 20th Licensing Round.

INTERNATIONAL E&P

IFRS income statement	First quarter			Full year
(in NOK billion)	2009	2008	Change	2008

Total revenues and other income	8.1	12.7	(36%)	46.1

Purchase, net of inventory variation	0.2	0.3	(39%)	1.7
Operating expenses	1.6	1.2	30%	5.6
Selling, general and administrative expenses	0.9	0.6	42%	3.2
Depreciation, amortisation and impairment	4.0	2.7	49%	13.7
Exploration expenses	3.8	3.6	5%	9.2

Total expenses	10.5	8.4	24%	33.3

Net operating income	(2.3)	4.3	(154%)	12.8

Adjusted earnings [12]	First quarter			Full year
(in NOK billion)	2009	2008	Change	2008

Total revenues and other income adjusted	8.2	12.5	(34%)	45.1

Purchase, net of inventory variation adjusted	0.2	0.3	(39%)	1.6
Operating expenses adjusted	1.5	1.3	12%	6.0
Selling, general and administrative expenses adjusted	0.9	0.6	42%	3.2
Depreciation, amortisation and impairment adjusted	3.7	2.7	38%	11.6
Exploration expenses adjusted	1.7	1.5	13%	6.7

Adjusted earnings [12]	0.3	6.1	(95%)	16.1

Operational data	First Quarter			Full year
	2009	2008	Change	2008

Operational data:
Liquids price (USD/bbl)	41.6	93.7	(56%)	88.7
Liquids price (NOK/bbl)	286.0	498.3	(43%)	499.3

Liftings:
Liquids (mboe per day)	255	229	11%	211
Natural gas (mboe per day)	80	66	21%	59
Total liquids and gas liftings (mboe per day)	335	295	14%	270

Production:
Entitlement liquids (mboe per day)	272	254	7%	232
Entitlement natural gas (mboe per day)	80	66	21%	59
Total entitlement liquids and gas production (mboe per day)	352	320	10%	290
Total equity gas production (mboe per day)	109	100	9%	88
Total equity liquids production (mboe per day)	383	379	1%	376
Total equity liquids and gas production (mboe per day)	491	479	3%	465

In the first quarter of 2009 the net operating income for International E&P was negative NOK 2.3 billion compared to NOK 4.3 billion in the first quarter of 2008. Impairment charges of NOK 2.4 billion (consisting of NOK 0.3 billion affecting depreciation, amortisation and impairment and NOK 2.1 billion affecting exploration expenses) related to reduced resource estimates in GoM and changing market conditions. In addition we had underlift charges of NOK 0.2 billion which also had a negative impact. See the section "reconciliation of net income to adjusted earnings" for details.

Considering these items, adjusted earnings were NOK 0.3 billion in the first quarter of 2009, compared to NOK 6.1 billion in the first quarter of 2008. The decrease was mainly due to a 39% decrease in realised liquids and gas prices measured in NOK, which contributed NOK 5.0 billion. In addition, an increase of NOK 1.0 billion in depreciation, amortisation and impairment costs and an increase of NOK 0.6 billion in operating, administrative and exploration expenses also had a negative impact. The decrease was partly compensated by higher entitlement production contributing NOK 0.8 billion. In general, adjusted revenues and costs were considerably impacted by the 29% strengthening of the US dollar versus NOK from first quarter 2008 to first quarter 2009.

Average daily lifting of liquids and gas increased from 295 mboe per day in the first quarter of 2008 to 335 mboe per day in the first quarter of 2009.

Average daily entitlement production of liquids and gas was 352 mboe per day in the first quarter of 2009, compared to 320 mboe per day in the first quarter of 2008. There was an average negative Production Sharing Agreement (PSA) effect on entitlement production of 139 mboe per day in the first quarter of 2009, compared to 159 mboe in the first quarter of 2008.

Average daily equity production of liquids increased from 379 mboe per day in the first quarter of 2008 to 383 mboe per day in the first quarter of 2009. The increase in liquids production was mainly related to the start-up of the production on the Agbami field in Nigeria, Saxi-Batuque in Angola and South Pars in Iran. The increase was partly offset by cuts in Opec quotas and in addition reduced volumes from the Libya field Murzuq mainly due to reduced ownership share.

Average daily equity production of gas increased from 100 mboe per day in the first quarter of 2008 to 109 mboe per day in the first quarter of 2009. The increase was mainly related to ramp-up of gas production from Shah Deniz in Azerbaijan and increased production from the Gulf of Mexico fields.

Exploration expenditure (including capitalised exploration expenditure) was NOK 2.7 billion in the first quarter of 2009, compared to NOK 2.1 billion in first quarter of 2008. The increase was mainly due to higher USD/NOK exchange rate and higher pre-sanctioning cost.

Adjusted exploration expenses were NOK 1.7 billion in the first quarter of 2009, compared to NOK 1.5 billion in the first quarter of 2008. The increase was mainly due higher NOK/USD exchange rate and higher pre-sanctioning costs, partly compensated by increased capitalisation of exploration wells.

In the first quarter of 2009, nine exploration and appraisal wells were completed internationally, of which two have been declared as discoveries. In the first quarter of 2008, 15 wells were completed internationally, of which three had been declared as discoveries.

A number of completed wells have encountered hydrocarbons but need more thorough evaluation before an external announcement can be made.

Drilling in eight exploration and appraisal wells was ongoing at the end of the first quarter of 2009.

Important events:
  On 3 March oil was discovered in block 31 off Angola operated by BP, in which StatoilHydro is a partner and holds a 13.33% interest.
  On 18 March StatoilHydro was the highest bidder on 23 leases in the central area lease sale in the US Gulf of Mexico.
Subsequent events:
  On 8 April hydrocarbons encountered while drilling on the deepwater Mizzen prospect in the Flemish Pass Basin, offshore Newfoundland, Canada.
  On 14 April StatoilHydro acquired a 40% stake in 50 blocks from BHP Billiton in the frontier DeSoto Canyon area of the US GoM.
  On 17 April StatoilHydro reached a mutual agreement to transfer full responsibility for the abandonment of the Lufeng field in the South China Sea to the Chinese National Offshore Oil Company (CNOOC).
  On 6 May, StatoilHydro received first oil from the Chevron-operated Tahiti field in the US Gulf of Mexico. StatoilHydro has a 25% working interest in the field, which is expected to produce 125,000 barrels of oil and two million cubic metres of natural gas per day, reaching plateau production later this year.

NATURAL GAS

IFRS income statement	First quarter			Full year
(in NOK billion)	2009	2008	Change	2008

Total revenues and other income	34.2	26.5	29%	110.8

Purchase, net of inventory variation	23.8	20.6	16%	80.9
Operating expenses	4.1	3.1	29%	13.8
Selling, general and administrative expenses	0.1	0.3	(66%)	1.3
Depreciation, amortisation and impairment	0.4	0.5	(13%)	2.3

Total expenses	28.4	24.5	16%	98.3

Net operating income	5.8	2.0	190%	12.5

Adjusted earnings [12]	First quarter			Full year
(in NOK billion)	2009	2008	Change	2008

Total revenues and other income adjusted	33.4	27.5	21%	109.8

Purchase, net of inventory variation adjusted	23.8	20.6	16%	80.9
Operating expenses adjusted	4.1	3.1	29%	13.6
Selling, general and administrative expenses adjusted	0.1	0.3	(66%)	1.3
Depreciation, amortisation and impairment adjusted	0.4	0.5	(13%)	2.1

Adjusted earnings [12]	5.0	3.0	67%	11.9

Operational data	First Quarter			Full year
	2009	2008	Change	2008

Operational data:
Natural gas sales StatoilHydro entitlement (bcm)	11.5	11.0	4%	39.3
Natural gas sales (third-party volumes) (bcm)	1.7	1.7	(3%)	5.9
Natural gas sales (bcm)	13.2	12.8	3%	45.2
Natural gas sales on commission	0.4	0.3	22%	1.4
Natural gas price (NOK/scm)	2.54	2.07	23%	2.40
Transfer price natural gas (NOK/scm)	1.90	1.55	23%	1.87
Regularity at delivery point	100%	100%	0%	100%

In the first quarter of 2009 the net operating income for Natural Gas was NOK 5.8 billion, compared to NOK 2.0 billion in the first quarter of 2008. The increase is mainly derived from increased sales prices, partly offset by higher purchase prices. Also strong trading results and the strengthening of EUR and USD against NOK contributes to the increase.

Adjusted for the NOK 0.8 billion gain on derivatives in the first quarter of 2009 (See the section "reconciliation of net income to adjusted earnings" for details), Adjusted earnings were NOK 5.0 billion in the first quarter of 2009, compared to NOK 3.0 billion in the first quarter of 2008. The volume weighted average sales price increased by 23% amounting to NOK 5.7 billion.

Adjusted earnings in Processing and Transport were NOK 2.0 billion, compared to NOK 1.4 billion in the first quarter of 2008. Processing and transport revenues increased by NOK 0.7 billion, while fixed operating expenses, and depreciation charges increased by NOK 0.1 billion.

Adjusted earnings in Marketing and Trading were NOK 3.0 billion, compared to NOK 1.6 billion in the first quarter of 2008. Marketing and Trading income increased by NOK 5.2 billion, mainly due to increased sales prices (NOK 5.7 billion) and higher volumes sold (NOK 0.8 billion). Both items exclude SDFI share of US gas sales which had a decreased sales price amounting to NOK 0.6 billion. The income was mainly offset by NOK 3.0 billion of higher costs of goods sold, and NOK 0.8 billion in increased operating expenses. Selling and administrative expenses were reduced by NOK 0.2 billion.

Natural gas sales volumes for the first quarter of 2009 were 13.2 billion standard cubic metres (bcm), compared to 12.8 bcm in the first quarter of 2008, an increase of 3%. Of the total gas sales in the first quarter of 2009, 11.5 bcm was entitlement gas and 0.6 bcm was the State's Direct Financial Interest (SDFI) share of US gas sales while in the first quarter of 2008, 11.0 bcm was entitlement gas and 0.6 bcm was the SDFI share of US gas sales.

The sale of natural gas from the In Salah field in Algeria is reported by International E&P. Shah Deniz (Azerbaijan) volumes and Gulf of Mexico volumes are reported in full by NG business segment, however only the NG share is included in the accounts.

In the first quarter of 2009 the volume weighted average sales price was NOK 2.54 per scm (USD 9.75 per million British thermal units), compared to NOK 2.07 per scm (USD 6.85 mmbtu) in the first quarter of 2008, an increase of 23%.

MANUFACTURING & MARKETING

IFRS income statement	First quarter			Full year
(in NOK billion)	2009	2008	Change	2008

Total revenues and other income	77.7	126.3	(38%)	531.3

Purchase, net of inventory variation	69.7	120.2	(42%)	501.4
Operating expenses	1.9	2.9	(35%)	14.7
Selling, general and administrative expenses	2.1	1.9	13%	8.6
Depreciation, amortisation and impairment	0.6	0.5	31%	2.1

Total expenses	74.2	125.4	(41%)	526.8

Net operating income	3.5	0.9	293%	4.5

Adjusted earnings [12]	First quarter			Full year
(in NOK billion)	2009	2008	Change	2008

Total revenues and other income adjusted	77.5	125.9	(38%)	530.5

Purchase, net of inventory variation adjusted	70.2	120.5	(42%)	498.6
Operating expenses adjusted	3.2	2.9	10%	13.4
Selling, general and administrative expenses adjusted	2.0	1.9	8%	8.1
Depreciation, amortisation and impairment adjusted	0.6	0.5	31%	2.1

Adjusted earnings [12]	1.6	0.2	741%	8.3

Operational data	First Quarter			Full year
	2009	2008	Change	2008

FCC margin (USD/bbl)	5.4	6.2	(13%)	8.2
Contract price methanol (EUR/tonne)	159	490	(68%)	344

In the first quarter of 2009 the net operating income for Manufacturing & Marketing was NOK 3.5 billion compared with a net operating income of NOK 0.9 billion in the first quarter of 2008. The net operating income increased partly due to a NOK 1.3 billion reversal of a take-or-pay contract accrued for in the third quarter of 2008, reduced operating expenses, gains from higher prices on our operational storage amounting to NOK 0.5 billion and NOK 0.2 billion in gains on inventory hedge positions which do not qualify for hedge accounting. A write-down of shares in Energy and Retail negatively impacted out net operating income by NOK 0.1 billion. See the section "reconciliation of net income to adjusted earnings" for details.

Adjusted earnings were NOK 1.6 billion in the first quarter of 2009, compared to NOK 0.2 billion in the first quarter of 2008. The increase was due to strong trading results and lower negative effect of exchange rates on the value of inventories in our commercial storage, partly offset by lower methanol price and reduced sales volumes.

Adjusted earnings in Oil sales, trading and supply were NOK 1.2 billion in the first quarter of 2009, compared to an adjusted operating loss of NOK 0.5 billion in the first quarter of 2008. The increase was mainly due to the positive effect of exchange rates on the value of inventories in our commercial storage and positive crude trading results.

Adjusted earnings in Manufacturing were NOK 0.2 billion in the first quarter of 2009, compared to NOK 0.5 billion in the first quarter of 2008. The decrease was due to lower methanol price and sales volumes.

Adjusted earnings in Energy and Retail were NOK 0.2 billion in the first quarter of 2009, compared to adjusted earnings of NOK 0.3 billion in the first quarter of 2008. The decrease was due to lower non fuel volumes and convenience sales in falling markets.

Important events:
  On 11 February StatoilHydro submitted its master plan for carbon capture at Mongstad to the Ministry of Petroleum and Energy and the Ministry of the Environment.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were NOK 8.2 billion in the first quarter of 2009, compared to NOK 26.9 billion in the first quarter of 2008. The NOK 18.7 billion decrease was mainly due to NOK 15.8 billion in lower cash flows from underlying operations and NOK 15.7 billion more in taxes paid due to a change in the payment schedule for income taxes in Norway. These effects where partly offset by changes in working capital contributing NOK 17.0 billion more in the first quarter of 2009, while changes in other non-current items related to operating activities had a negative impact on the first quarter of 2009 of NOK 4.1 billion when compared to the first quarter of 2008.

Condensed cash flow statement	First quarter			Full year
(in NOK billion)	2009	2008	Change	2008

Cash flows from underlying operations	51.1	66.9	(15.8)	239.9
Cash flows from (to) changes in working capital	(21.8)	(38.7)	17.0	(3.8)
Taxes paid	(17.9)	(2.2)	(15.7)	(139.6)
Other changes	(3.2)	0.9	(4.1)	6.1

Cash flows provided by operations	8.2	26.9	(18.7)	102.5

Acquisitions	0.0	0.0	0.0	(13.1)
Additions to PP&E and intangible assets	(19.8)	(14.3)	(5.5)	(76.2)
Proceeds from sales	0.1	3.0	(2.9)	5.4
Other changes	0.0	0.1	(0.1)	(1.9)

Cash flows to investments	(19.7)	(11.2)	(8.5)	(85.8)

Net change in long-term borrowing	24.4	(2.0)	26.4	(0.3)
Net change in short-term borrowing	(3.2)	1.1	(4.3)	10.4
Dividends paid	0.0	0.0	0.0	(27.1)
Other changes	(0.0)	(0.1)	0.0	(0.1)

Cash flows used in financing activities	21.1	(1.0)	22.1	(17.0)

Net increase (decrease) in cash flows	9.7	14.7	(5.0)	(0.3)

Cash flows used in investing activities were NOK 19.7 billion in the first quarter of 2009, compared to NOK 11.2 billion in the first quarter of 2008. The NOK 8.5 billion increase stems in part from NOK 5.2 billion in increased capital expenditures related to property plant and equipment, NOK 2.9 billion less in proceeds from sales, and NOK 0.5 billion in other cash flow changes to investments.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalised exploration expenditure, were NOK 19.5 billion in the first quarter of 2009, compared to NOK 14.9 billion in the first quarter of 2008.

Gross investments	First quarter			Full year
(in NOK billion)	2009	2008	Change	2008

- E&P Norway	9.7	7.9	24%	34.9
- International E&P	7.8	5.0	55%	48.7
- Natural Gas	0.3	0.5	(36%)	2.0
- Manufacturing & Marketing	1.2	1.4	(17%)	8.5
- Other	0.5	0.1	244%	1.3

Gross investment	19.5	14.9	31%	95.4

Cash flows used in investing activities and gross investments have been reconciled in the table below.

Reconciliation of cash flow to gross investments	First quarter		Full year
(in NOK billion)	2009	2008	2008

Cash flows to investments	19.7	11.2	85.8
Proceeds from sales of assets	0.1	3.0	5.4
Other changes in non-current loans granted and JV balances	(0.3)	0.7	4.2

Gross investments	19.5	14.9	95.4

Cash flows used in financing activities in the first quarter of 2009 amounted to positive NOK 21.1 billion, compared to negative NOK 1.0 billion in the first quarter of 2008. The NOK 22.1 billion increase was mainly related to new bonds issued of NOK 28.6 billion in 2009, partly offset by increased repayment of long-term borrowings by NOK 2.1 billion in combination with decreased current financial liabilites of NOK 4.3 billion.

Gross financial liabilities were NOK 93.2 billion at 31 March 2009, compared to NOK 48.0 billion at 31 March 2008. The increase of NOK 45.2 billion was mainly related increased non-current financial liabilities by NOK 40.1 billion in combination with increase in current financial liabilities by NOK 5.1 billion.

Increase in current financial liabilities were mostly attributable to the increased issuance of commercial paper by NOK 1.8 billion and increased collateral held in respect of financial counter parties and commercial paper increased by NOK 4.2 billion.

Increase in non-current financial liabilities were mostly attributable to new bonds issued of GBP 800 million due March 2031, EUR 1.2 billion due March 2021 and EUR 1.3 billion due March 2015, for a total of NOK 28.6 billion, partly offset by repayment of loans in 2009 of NOK 4.2 billion. The parent company changed its functional currency effective 1 January 2009 from Norwegian kroner to US dollar. The currency fluctuation reserve related to US dollar denominated liabilities has consequently been reduced by NOK 14.8 billion.

Net financial liabilities [11] were negative NOK 51.7 billion at 31 March 2009, compared to negative NOK 2.1 billion at 31 March 2008. The negative change of NOK 55.6 billion was mainly related to an increase in gross financial liabilities of NOK 45.2 billion, in combination with a decrease in cash, cash equivalents and current financial investments of NOK 16.7 billion. These changes were party offset by decrease in adjustments by NOK 12.3 billion, mainly related to the normalised income tax payment.

Net debt to capital employed ratio was 19.5% at 31 March 2009, compared to 1.1% at 31 March 2008. The 18.4% increase was mainly related to an increase of net financial liabilities by NOK 55.6 billion, in combination with an increase in capital employed by NOK 69.0 billion. In the calculation of net interest-bearing debt, we make certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see the following section: Use and reconciliation of non-GAAP financial measures. [2]

Cash, cash equivalents and current financial investments were NOK 50.0 billion at 31 March 2009, compared to NOK 66.7 billion at 31 March 2008. The decrease of NOK 16.7 billion was mainly due to a decrease in cash inflows from revenues in 2009 compared to 2008, in combination with higher net investments in 2009 compared with 2008. The average liquids price decreased from USD 96.7 (NOK 514) per barrel in 2008 to USD 44.5 (NOK 305) per barrel in 2009.

Cash and cash equivalents were NOK 27.4 billion at 31 March 2009, compared to NOK 32.9 billion at 31 March 2008. Current financial investments, which are part of our cash management, amounted to NOK 22.6 billion at 31 March 2009, compared to NOK 33.7 billion at 31 March 2008.

Current items (total current assets less total current liabilities) decreased by NOK 3.6 billion from positive NOK 19.1 billion at 31 March 2008 to positive current items of NOK 15.5 billion at 31 March 2009.

The change was due to a decrease in current liabilities such as accounts payable of NOK 2.7 billion, accounts payable related parties NOK 5.8 billion and taxes payable of NOK 20.9 billion. These factors were mostly offset by decrease in current assets such as accounts receivable NOK 10.1 billion, current financial investments NOK 11.1 billion and cash, cash equivalents NOK 5.5 billion, in combination with an increase of current financial liabilities by NOK 5.5 billion.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial performance - Use and reconciliation of Non-GAAP measures in StatoilHydro's 2008 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

  Adjusted earnings
  Return on average capital employed after tax (ROACE)
  Normalised production cost
  Net debt to capital employed ratio

Adjusted earnings begins with net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to StatoilHydro's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to StatoilHydro's IFRS measures that provides an indication of StatoilHydro's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings exclude the following items:

  Adjustments are made for changes in the unrealised fair value of derivatives not accounted for as hedges. StatoilHydro uses derivatives to manage certain exposures to fluctuations in foreign currency, interest rates or commodity prices. However, when hedge accounting is not applied the unrealised fair value adjustment for derivatives is not matched by a similar adjustment for the exposure being managed. As a result, only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.
  Over/underlift is accounted for using the sales method and therefore revenues are reflected in the period product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and how that corresponds to our entitlement share of production. The effect on the income for the period is therefore adjusted, to show earnings based upon the production for the period which management believes better reflects operational performance.
  Operational storage includes inventories held in the refining and retail operations which are accounted for at the lower of cost and net realisable value. An adjustment is made in the cost of goods sold for changes in the value of inventories during the period held (holding gains or losses) to align to the product pricing.
  Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed.
  Gain or loss from sale of assets is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
  Other items of income and expense are also adjusted when the impact on income in the period are not reflective of StatoilHydro's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transaction that are significant which would not necessarily qualify as either usual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

Adjusted earnings should be considered an additional measure, rather than a substitute for, net operating income which is the most directly comparable IFRS measure. There are material limitations associated with the use of adjusted earnings compared with the IFRS measure since it does not include all the items of revenues / gains or expenses / losses of StatoilHydro needed to evaluate its profitably on an overall basis. Adjusted earnings is only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations. However, for that reason, adjusted earnings is not a complete measure of profitability. Therefore, adjusted earnings should not be used in isolation.

The adjusted earnings is the sum of net operating income less all applicable adjustments. See the tables in the following section for details.

We use ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is considered to provide useful information, both for the company and investors, regarding performance for the period under evaluation. We make regular use of this measure to evaluate our operations. Our use of ROACE should not be viewed as an alternative to net operating income, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Calculation of numerator and denominator used in ROACE calculation [12]	Twelve months ended 31 March		Full Year
(in NOK billion, except percentages)	2009	2008	2008

Net income for the last 12 months	31.2	50.7	43.3
After-tax net financial items for the last 12 months	13.3	(8.6)	6.4

Net income adjusted for financial items after tax (A1)	44.5	42.1	49.7

Adjustment for restructuring costs and other costs arising from the merger	(0.4)	4.2	(0.4)

Net income adjusted for restructuring costs and other costs arising from the merger (A2)	44.1	46.3	49.3

Calculated average capital employed:
Average capital employed before adjustments (B1)	216.7	187.5	236.4
Average capital employed (B2)	230.2	210.1	233.3

Calculated ROACE:
Calculated ROACE based on average capital employed before adjustments (A1/B1)	20.5%	22.5%	21.0%
Calculated ROACE based on average capital employed (A1/B2)	19.3%	20.0%	21.3%
Calculated ROACE based on average capital employed and one-off effects (A2/B2)	19.2%	22.1%	21.1%

Production cost per barrel is based on operating expenses related to production of oil and gas. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes:

	For the three months ended
Reconcilliation of overall operating expenses to production cost [12]	2009	2008				2007
(in NOK billion)	31 March	31 Dec	30 Sept	30 June	31 March	31 Dec	30 Sept	30 June

Operating expenses, StatoilHydro Group	13.9	16.2	15.1	14.7	13.4	22.7	12.4	12.1

Deductions of costs not relevant to production cost calculation
1) Business Areas non-upstream	6.7	8.5	8.4	6.8	6.5	8.5	5.2	5.8

Total operating expenses upstream	7.2	7.6	6.7	7.9	6.9	14.2	7.2	6.2

2) Operation over/underlift	0.3	(0.4)	(0.6)	0.6	(0.1)	(0.1)	0.2	(0.5)

3) Transportation pipeline/vessel upstream	1.4	1.3	1.2	1.1	1.2	2.1	1.3	1.4

4) Miscellaneous items	0.0	0.5	0.1	0.1	0.0	0.1	0.0	0.1

Total operating expenses upstream excl. over/underlift & transportation	5.5	6.3	6.1	6.0	5.8	12.1	5.6	5.3
Total production costs last 12 months	23.9	24.2	30.0	29.5	28.7

5) Grane gas purchase	(0.0)	0.6	0.2	0.5	0.5	0.4	0.4	0.4
6) Restructuring costs from the merger	0.0	(1.6)	0.0	0.0	0.0	5.3	0.0	0.0
7) Gain/loss on sales of assets	(0.3)	0.8	0.0	0.0	0.0	0.0	0.0	0.0
Total operating expenses upstream for adjusted cost per barrel calculation	5.8	6.6	5.9	5.5	5.2	6.3	5.2	5.0

Normalised production cost in NOK per boe is used to evaluate the underlying development in the production cost. Our international production costs are mainly incurred in USD. In order to exclude currency effects and to reflect the change in the underlying production cost, the USDNOK exchange rate is held constant at 6.00 in the calculations of normalised production cost.

Normalised production cost per boe is reconciled in the table below to the most comparable GAAP measure, production cost per boe. [9]

Production cost per boe [12]	Twelve months ended
	31 March 2009	31 March 2008	31 Dec 2008

Total production costs last 12 months (in NOK billion)	23.9	28.7	24.2
Produced volumes last 12 months (million boe)	637	637	635
Average USDNOK exchange rate last 12 months	6.03	5.63	5.64

Production cost (USD/boe)	6.35	8.10	6.83

Calculated production cost (NOK/boe)	37.5	45.2	38.1

Normalisation of production cost per boe: [12]
Production costs last 12 months International E&P (in USD billion)	0.8	0.7	0.8
Normalised exchange rate (USDNOK)	6.00	6.00	6.00
Production costs last 12 months International E&P normalised at USDNOK 6.00	4.5	4.2	4.6
Production costs last 12 months E&P Norway (in NOK billion)	19.4	24.8	19.9
Total production costs last 12 months in NOK billion (normalised)	23.9	29.0	24.5

Production cost (NOK/boe) normalised at USDNOK 6.00 [8]	37.6	45.6	38.6

Production cost summary [12]	Twelve months ended 31 March
	Entitlement production		Equity production
(in NOK per boe)	2009	2008	2009	2008

Calculated production cost	37.5	45.2	34.2	41.9

Calculated production cost, excluding restructuring cost from the merger	40.0	36.8	36.5	34.2

Calculated production cost, excluding restructuring and gas injection cost	37.4	34.1	34.1	31.7

The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through an external bank or similar institution will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government is off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The net interest-bearing debt adjusted for these three items is included in the calculation of average capital employed, which is also used in the calculation of ROACE.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio	Twelve months ended 31 March		Full Year
(in NOK billion, except percentages)	2009	2008	2008

Total shareholders' equity	211.7	189.4	214.1
Minority interest	2.3	1.8	2.0

Total equity and minority interest (A)	214.0	191.2	216.1

Short-term debt	14.9	9.8	20.7
Long-term debt	78.3	38.2	54.6

Gross interest-bearing debt	93.2	48.0	75.3

Cash and cash equivalents	27.4	32.9	18.6
Current financial investments	22.6	33.7	9.7

Cash and cash equivalents and current financial investments	50.0	66.7	28.4

Net debt before adjustments (B1)	43.3	(18.7)	46.9

Other interest-bearing elements	3.0	0.6	1.9
Marketing instruction adjustment	(1.7)	0.0	(1.7)
Adjustment for project loan	(1.0)	(1.7)	(1.1)

Net interest-bearing debt (B2)	43.5	(19.8)	46.0

Normalisation for cash-build up before tax payment (50% of tax payment)	8.2	23.2	-

Net interest-bearing debt (B3)	51.7	3.4	46.0

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing debt (A+B1)	260.3	173.1	264.8
Capital employed before normalisation for cash build-up for tax payment (A+B2)	257.5	171.4	262.0
Capital employed (A+B3)	265.7	194.6	262.0

Calculated net debt to capital employed:
Net debt to capital employed before adjustments (B1/(A+B1))	16.6%	(10.8%)	17.7%
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	16.9%	(11.5%)	17.5%
Net debt to capital employed (B3/(A+B3))	19.5%	1.8%	17.5%

Reconciliation of Adjusted earnings to Net operating income

The following tables specify the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

StatoilHydro group

Group, items impacting net operating income	First quarter			Full Year
(in NOK billion)	2009	2008	Change	2008

Net operating income	35.5	51.4	(31%)	198.8

Total revenues and other income	(0.5)	(0.7)	30%	(2.9)
Change in fair value of derivatives	0.3	(0.4)	181%	(1.8)
Inefficient hedge of inventories	(0.2)	(0.4)	50%	(0.8)
Impairment of investments	0.0	0.4	(100%)	0.4
Reversal of impairment of investments	0.0	0.0	-	(0.2)
Over/underlift	(1.1)	1.8	(162%)	3.1
Gain/Loss on sales of assets	0.0	(1.7)	-	(1.2)
Eliminations	0.5	(1.3)	138%	(2.4)

Purchase net of inventory variation	(0.5)	(0.3)	(67%)	2.9
Operational storage effects	(0.5)	(0.3)	(67%)	2.8
Accrual for take of pay contract	0.0	0.0	-	0.1

Operating expenses	(1.0)	(0.1)	(893%)	(0.4)
Over/underlift	0.5	(0.1)	583%	(0.7)
Restructuring costs	0.0	0.0	-	(1.6)
Other adjustments	(0.3)	0.0	-	0.2
Accrual for take of pay contract	(1.3)	0.0	-	1.3
Eliminations	0.4	0.0	-	(0.4)
Gain/Loss on sales of assets	(0.3)	0.0	-	0.8

Selling, general and administrative expenses	0.1	0.0	-	0.5
Restructuring costs	0.0	0.0	-	0.2
Other adjustments	0.1	0.0	-	0.3

Depreciation, amortisation and impairment	0.3	0.0	-	2.5
Impairment	0.4	0.0	-	3.4
Other adjustments	0.0	0.0	-	0.2
Reversal of impairment	(0.1)	0.0	-	(1.1)

Exploration expenses	2.1	2.1	-	2.5
Impairment	2.1	2.1	-	3.5
Reversal of impairment	0.0	0.0	-	(1.2)
Other	0.0	0.0	-	0.2

Sum of adjustments	0.5	0.1	416%	5.1

Adjusted earnings [12]	36.0	51.5	(30%)	203.9

E&P Norway, items impacting net operating income	First quarter			Full Year
(in NOK billion)	2009	2008	Change	2008

Net operating income	30.0	42.2	(29%)	166.9

Total revenues and other income	(0.1)	0.2	(4%)	2.2
Change in fair value of derivatives	1.1	(1.0)	212%	(0.7)
Over/underlift	(1.2)	1.2	(178%)	2.9

Operating expense	(0.2)	0.0	-	(1.1)
Over/underlift	0.4	0.0	-	(0.3)
Gain/Loss on sales of assets	(0.3)	0.0	-	0.8
Other adjustments	(0.3)	0.0	-	0.0
Restructuring costs	0.0	0.0	-	(1.6)

Sum of adjustments	(0.3)	0.2	(100%)	1.1

Adjusted earnings [12]	29.7	42.4	(29%)	168.0

International E&P, items impacting net operating income	First quarter			Full Year
(in NOK billion)	2009	2008	Change	2008

Net operating income	(2.3)	4.3	(154%)	12.8

Total revenues and other income	0.1	(0.2)	150%	(1.0)
Over/underlift	0.1	0.6	(83%)	0.2
Gain/Loss on sales of assets	0.0	(0.8)	100%	(1.2)

Purchase net of inventory variation	0.0	0.0	-	0.1
Accrual for take or pay contract	0.0	0.0		0.1

Operating expense	0.1	(0.1)	200%	(0.4)
Over/underlift	0.1	(0.1)	200%	(0.4)

Depreciation, amortisation and impairment	0.3	0.0	-	2.1
Impairment	0.4	0.0	-	3.2
Reversal of impairment	(0.1)	0.0	-	(1.1)

Exploration expenses	2.1	2.1	0%	2.5
Impairment	2.1	2.1	0%	3.5
Reversal of impairment	0.0	0.0	-	(1.2)
Other	0.0	0.0	-	0.2

Sum of adjustments	2.6	1.8	44%	3.3

Adjusted earnings [12]	0.3	6.1	(95%)	16.1

Natural Gas, items impacting net operating income	First quarter			Full Year
(in NOK billion)	2009	2008	Change	2008

Net operating income	5.8	2.0	190%	12.5

Total revenues and other income	(0.8)	1.0	(180%)	(1.0)
Change in fair value of derivatives	(0.8)	0.6	(233%)	(1.2)
Impairment of Investments	0.0	0.4	(100%)	0.4
Reversal of impairment of investments	0.0	0.0	-	(0.2)

Operating expense	0.0	0.0	-	0.2
Other adjustments	0.0	0.0	-	0.2

Depreciation, amortisation and impairment	0.0	0.0	-	0.2
Other adjustments	0.0	0.0	-	0.2

Sum of adjustments	(0.8)	1.0	(180%)	(0.6)

Adjusted earnings [12]	5.0	3.0	67%	11.9

Manufacturing & Marketing, items impacting net operating income	First quarter			Full Year
(in NOK billion)	2009	2008	Change	2008

Net operating income	3.5	0.9	292%	4.5

Total revenues and other income	(0.2)	(0.4)	50%	(0.8)
Change in fair value of derivatives	0.0	0.0	-	0.0
Inefficient hedge of inventories	(0.2)	(0.4)	50%	(0.8)

Purchase net of inventory variation	(0.5)	(0.3)	(67%)	2.8
Operational storage result	(0.5)	(0.3)	(67%)	2.8

Operating expense	(1.3)	0.0	-	1.3
Accrual for take or pay contract	(1.3)	0.0	-	1.3

Selling, general and administrative expenses	0.1	0.0	-	0.5
Restructuring costs	0.0	0.0	-	0.2
Other adjustments	0.1	0.0	-	0.3

Sum of adjustments	(1.9)	(0.7)	(171%)	3.8

Adjusted earnings [12]	1.6	0.2	741%	8.3

End Notes

  After-tax return on average capital employed for the last 12 months is calculated as net income after-tax net financial items adjusted for accretion expenses, divided by the average of opening and closing balances of net interest-bearing debt, shareholders' equity and minority interest. See table under report section Return on average capital employed after tax for a reconciliation of the numerator. See table under report section Net debt to capital employed ratio for a reconciliation of capital employed. StatoilHydro's first quarter 2009 interim consolidated financial statements have been prepared in accordance with IFRS. Comparative financial statements for previous periods presented have also been prepared in accordance with IFRS.
  For a definition of non-GAAP financial measures and use of ROACE, see report section Use and reconciliation of non-GAAP measures.
  The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.
  FCC margin is an in-house calculated refinery margin benchmark intended to represent a 'typical' upgraded refinery with an FCC (fluid catalytic cracking) unit located in the Rotterdam area based on Brent crude.
  A total of 15.3 mboe per day in the first quarter of 2009 and 16.7 mboe in the first quarter of 2008 represent our share of production in an associated company which is accounted for under the equity method. These volumes have been included in the production figure, but excluded when computing the over/underlift position. The computed over/underlift position is therefore based on the difference between produced volumes excluding our share of production in an associated company and lifted volumes.
  Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.
  Lifting of liquids corresponds to sales of liquids for E&P Norway and International E&P. Deviations from share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.
  The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of liquids and natural gas, excluding our share of operational costs and production in an associated company as described in end note 5. For a specification of normalising assumptions, see end note 9. For normalisation of production cost, see table under report section Normalised production cost.
  By normalisation it is assumed that production costs in E&P Norway are incurred in NOK. Only costs incurred in International E&P are normalised at a USDNOK exchange rate of 6.00. For purposes of illustrating StatoilHydro's production cost development exclusive of exchange rate fluctuations, a USDNOK exchange rate of 6.00 is used.
  Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) contract that correspond to StatoilHydro's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent the StatoilHydro share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil.
  Net financial liabilities are non-current financial liabilities and current financial liabilities reduced by cash, cash equivalents and current financial investments. Net interest-bearing debt is normalised by excluding 50% of the cash build-up related to tax payments due in the beginning of February, April, June, August, October and December each year.
  These are non-GAAP figures. See report section Use and reconciliation of non-GAAP measures for details.

FORWARD-LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "believe", "intend", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements.

All statements other than statements of historical fact, including, among others, statements such as those regarding: plans for future development and operation of projects; reserve information; expected exploration and development activities and plans; impact of facility maintenance activities; expected start-up dates for projects and expected production and capacity of projects; expectations of the synergies produced by our recent acquisitions, such as out interest in the Marcellus shale gas development and the Peregrino field; the expected impact of the current financial crisis on our financial position to obtain short term and long term financing; the projected levels of risk exposure with respect to financial counterparties; the expected impact of USDNOK exchange rate fluctuations on our financial position; oil, gas and alternative fuel price levels; oil, gas and alternative fuel supply and demand; the completion of acquisitions; and the obtaining of regulatory and contractual approvals are forward-looking statements.

These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; the political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; changes in laws and governmental regulations; the timing of bringing new fields on stream; material differences from reserves estimates; an inability to find and develop reserves; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; the actions of competitors; the actions of field partners; natural disasters and adverse weather conditions; and other changes to business conditions; and other factors discussed elsewhere in this report. Additional information, including information on factors which may affect StatoilHydro's business, is contained in StatoilHydro's 2008 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on StatoilHydro's web site at www.StatoilHydro.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this review, either to make them conform to actual results or changes in our expectations.

Financial statements

1st quarter 2009

CONSOLIDATED STATEMENTS OF INCOME
	For the three months		For the year
	ended 31 March		ended 31 December
	2009	2008	2008
(in NOK million)	(unaudited)	(unaudited)

REVENUES AND OTHER INCOME
Revenues	112,631	157,696	651,977
Net income (loss) from associated companies	20	(167)	1,283
Other income	104	1,647	2,760

Total revenues and other income	112,755	159,176	656,020

OPERATING EXPENSES
Purchases [net of inventory variation]	(44,112)	(77,617)	(329,182)
Operating expenses	(13,949)	(13,381)	(59,349)
Selling, general and administrative expenses	(2,737)	(2,965)	(10,964)
Depreciation, amortisation and impairment losses	(11,171)	(9,547)	(42,996)
Exploration expenses	(5,260)	(4,226)	(14,697)

Total operating expenses	(77,229)	(107,736)	(457,188)

Net operating income	35,526	51,440	198,832

FINANCIAL ITEMS
Net foreign exchange gains (losses)	(1,500)	3,412	(32,563)
Interest income and other financial items	458	540	12,207
Interest and other finance expenses	(2,873)	(54)	1,991

Net financial items	(3,915)	3,898	(18,365)

Income before tax	31,611	55,338	180,467

Income tax	(27,642)	(39,298)	(137,197)

Net income	3,969	16,040	43,270

Attributable to:
Equity holders of the parent company	3,667	15,977	43,265
Minority interest	302	63	5
	3,969	16,040	43,270

Earnings per share for income attributable to equity holders of the company - basic and diluted	1.15	5.01	13.58

Dividend declared and paid per ordinary share *	-	-	8.50

Weighted average number of ordinary shares outstanding	3,184,829,044	3,186,561,366	3,185,953,538

See notes to the quarterly consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	For the three months		For the year
	ended 31 March		ended 31 December
	2009	2008	2008
(in NOK million)	(unaudited)	(unaudited)

Net income for the period	3,969	16,040	43,270

Foreign currency translation differences	(5,431)	(3,771)	30,880
Actuarial gains (losses) on employee retirement benefit plans	(1,150)	589	(7,945)
Change in fair value of available for sale financial assets	(66)	(425)	(1,362)
Income tax on income and expense recognised directly in equity	339	(251)	(802)

Other comprehensive income	(6,308)	(3,858)	20,771

Total comprehensive income	(2,339)	12,182	64,041

Attributable to:
StatoilHydro shareholders	(2,641)	12,119	64,036
Minority interest	302	63	5
	(2,339)	12,182	64,041

CONSOLIDATED BALANCE SHEETS
	At 31 March		At 31 December
	2009	2008	2008
(in NOK million)	(unaudited)	(unaudited)

ASSETS
Non-current assets
Property, plant and equipment	325,835	272,692	329,841
Intangible assets	61,327	41,458	66,036
Investments in associated companies	12,277	9,944	12,640
Deferred tax assets	2,157	928	1,302
Pension assets	12	1,969	30
Financial investments	15,023	14,009	16,465
Derivative financial instruments	0	943	2,383
Financial receivables	4,079	3,537	4,914

Total non-current assets	420,710	345,480	433,611

Current assets
Inventories	14,760	16,005	15,151
Trade and other receivables	61,636	73,684	69,931
Current tax receivable	4,225	861	3,840
Derivative financial instruments	25,959	26,590	27,505
Financial investments	22,576	33,723	9,747
Cash and cash equivalents	27,386	32,931	18,638

Total current assets	156,542	183,794	144,812

TOTAL ASSETS	577,252	529,274	578,423

CONSOLIDATED BALANCE SHEETS
	At 31 March		At 31 December
	2009	2008	2008
(in NOK million)	(unaudited)	(unaudited)

EQUITY AND LIABILITIES
Equity
Share capital	7,972	7,972	7,972
Treasury shares	(10)	(6)	(9)
Additional paid-in capital	41,421	41,336	41,450
Additional paid-in capital related to treasury shares	(601)	(368)	(586)
Retained earnings	151,123	157,116	147,998
Other reserves	11,774	(16,699)	17,254

StatoilHydro shareholders' equity	211,679	189,351	214,079

Minority interest	2,326	1,839	1,976

Total equity	214,005	191,190	216,055

Non-current liabilities
Financial liabilities	78,295	38,184	54,606
Deferred tax liabilities	72,509	71,938	68,144
Pension liabilities	21,976	19,066	25,538
Assets retirement obligations, other provisions and other liabilities	49,406	44,183	54,359

Total non-current liabilities	222,186	173,371	202,647

Current liabilities
Trade and other payables	54,400	62,964	61,200
Current tax payable	63,630	84,480	57,074
Financial liabilities	14,923	9,794	20,695
Derivative financial instruments	8,108	7,475	20,752

Total current liabilities	141,061	164,713	159,721

Total liabilities	363,247	338,084	362,368

TOTAL EQUITY AND LIABILITIES	577,252	529,274	578,423

See notes to the quarterly consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited, in NOK million)	StatoilHydro shareholders' equity	Minority interest	Total

At 1 January 2008	177,275	1,792	179,067
Net income for the period	15,977	63	16,040
Income and expense recognised directly in equity*	(3,858)	-	(3,858)
Cash distributions (to) from minority shareholders	-	(16)	(16)
Equity settled share based payments
(net of allocated shares)	(34)	-	(34)
Treasury shares purchased (net of allocated shares)	(9)	-	(9)

At 31 March 2008	189,351	1,839	191,190

(unaudited, in NOK million)	StatoilHydro shareholders' equity	Minority interest	Total

At 1 January 2009	214,079	1,976	216,055
Net income for the period	3,667	302	3,969
Income and expense recognised directly in equity*	(6,308)	-	(6,308)
Merger related adjustments	298	-	298
Cash distributions (to) from minority shareholders	-	48	48
Equity settled share based payments
(net of allocated shares)	(41)	-	(41)
Treasury shares purchased (net of allocated shares)	(16)	-	(16)

At 31 March 2009	211,679	2,326	214,005

*For detailed information, see consolidated statements of comprehensive income.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months		For the year
	ended 31 March		ended 31 December
	2009	2008	2008
(in NOK million)	(unaudited)	(unaudited)

OPERATING ACTIVITIES
Income before tax	31,611	55,338	180,467

Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation, amortisation and impairment	11,171	9,547	42,996
Exploration expenditures written off	2,650	2,195	3,872
(Gains) losses on foreign currency transactions and balances	5,331	1,099	15,243
(Gains) losses on sales of assets and other items	351	(1,307)	(2,704)

Changes in working capital (other than cash and cash equivalents):
• (Increase) decrease in inventories	391	1,691	2,470
• (Increase) decrease in trade and other receivables	8,295	(2,310)	(1,129)
• (Increase) decrease in net current financial derivative instruments	(11,098)	(5,654)	6,708
• (Increase) decrease in current financial investments	(12,829)	(30,364)	(6,388)
• Increase (decrease) in trade and other payables	(6,522)	(2,101)	(5,466)

Taxes paid	(17,898)	(2,160)	(139,604)
(Increase) decrease in non-current items related to operating activities	(3,243)	900	6,068

Cash flows provided by operating activities	8,210	26,874	102,533

INVESTING ACTIVITIES
Additions through business combinations	0	0	(13,120)
Additions to property, plant and equipment	(17,070)	(11,459)	(58,529)
Exploration expenditures capitalised	(2,615)	(1,860)	(6,821)
Changes in other intangibles	(111)	(936)	(10,828)
Change in long-term loans granted and other long-term items	5	92	(1,910)
Proceeds from sale of assets	121	2,978	5,371

Cash flows used in investing activities	(19,670)	(11,185)	(85,837)

FINANCING ACTIVITIES
New long-term borrowings	28,585	32	2,596
Repayment of long-term borrowings	(4,158)	(2,041)	(2,864)
Distribution to minority shareholders	48	(16)	179
Dividend paid	0	0	(27,082)
Treasury shares purchased	(88)	(43)	(308)
Net short-term borrowings, bank overdrafts and other	(3,246)	1,091	10,450

Cash flows used in financing activities	21,141	(977)	(17,029)

Net increase (decrease) in cash and cash equivalents	9,681	14,712	(333)

Effect of exchange rate changes on cash and cash equivalents	(933)	(45)	707
Cash and cash equivalents at the beginning of the period	18,638	18,264	18,264

Cash and cash equivalents at the end of the period	27,386	32,931	18,638

See notes to the quarterly consolidated financial statements.

ORGANISATION AND BASIS OF PREPARATION

General information
StatoilHydro ASA, formerly Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway.
Effective 1 October 2007, Statoil ASA merged with the oil and gas activities of Norsk Hydro ASA (Hydro Petroleum). Statoil ASA's name changed to StatoilHydro ASA as of that date. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

StatoilHydro's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products.

StatoilHydro ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

Organisation
StatoilHydro's oil and gas activities and net assets on the Norwegian Continental Shelf (NCS) were until 31 December 2008 owned by StatoilHydro ASA and by StatoilHydro Petroleum AS. With effect from 1 January 2009, StatoilHydro ASA transferred the ownership of its NCS net assets to StatoilHydro Petroleum AS, a 100% owned operating subsidiary. Following the transfer, all NCS net assets are owned by StatoilHydro Petroleum AS and effective from the same date, StatoilHydro Petroleum AS became the co-obligor of certain existing debt securities of StatoilHydro ASA and guarantor of certain other debt securities of StatoilHydro ASA and irrevocably assumed and agreed to perform the payment and covenant obligations for the related debt securities.

As a result of this group internal reorganisation, the nature of StatoiHydro ASA's operations and transactions were changed so that the functional currency of the company also changed from NOK to USD effective as of the same date and with prospective effect. The functional currency of StatoilHydro Petroleum AS has not changed and remains NOK. The presentation currency for the StatoiHydro group remains NOK.
Basis of preparation
These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union. The interim financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (IFRS) for a complete set of financial statements. These interim financial statements should be read in conjunction with the annual financial statements. A detailed description of the accounting policies used is included in the StatoilHydro annual financial statements for 2008. There have been no significant changes in accounting policies compared to the annual financial statements. As a result of the parent company's change in functional currency as of 1 January 2009, the significant part of StatoilHydro's pension obligation will be payable in a foreign currency (ie. NOK). As a consequence, actuarial gains and losses related to the parent company's pension obligation include the impact of exchange rate fluctuations. The interim financial statements are unaudited.

With effect from 1 January 2009 StatoilHydro adopted amendments to IAS 1 Presentation of Financial Statements issued in September 2007. The Statement of recognised income and expenses has been replaced with the Consolidated statement of comprehensive income and the Consolidated statement of changes in equity which StatoilHydro previously presented in the Equity note. The Consolidated statement of changes in equity shows changes in non-shareholders' equity separately. StatoilHydro also adopted other required amendments to standards and improvements to IFRSs effective 1 January 2009 with no significant impact on the interim financial statements.

The financial statements provide, in the opinion of management, a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain reclassifications have been made to prior periods' figures to be consistent with the current period's classifications.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. Change in accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Commercial factors affecting the financial statements
The Group is exposed to a number of underlying economic factors, such as liquids prices, natural gas prices, refining margins, foreign exchange rates, as well as financial instruments with fair values derived from changes in these factors, which affect the overall results for each period. In addition the results of the Group are influenced in each period by the level of production, which in the short term may be influenced by for instance maintenance. In the long term, the results are impacted by the success of exploration and field development activities.

FINANCIAL ITEMS AND INCOME TAX

	For the three months		For the year
	ended 31 March		ended 31 December
(in NOK million)	2009	2009	2008

Foreign exchange gains (losses) non-current financial liabilities	0	2,315	(11,252)
Foreign exchange gains (losses) derivative financial instruments	3,704	5,240	(25,001)
Foreign exchange gains (losses) taxes payable	(1,007)	0	0
Other foreign exchange gains (losses)	(4,197)	(4,143)	3,690

Net foreign exchange gains (losses)	(1,500)	3,412	(32,563)

Dividends received	23	41	290
Gains (losses) financial investments	(542)	(1,047)	4,796
Interest income financial investments	114	217	975
Interest income non-current financial receivables	31	36	130
Interest and other financial income current financial assets	832	1,293	6,016

Interest income and other financial items	458	540	12,207

Capitalised borrowing costs	402	305	1,225
Accretion expense asset retirement obligation	(668)	(506)	(2,107)
Interest expense non-current financial liabilities	(763)	(584)	(2,742)
Gains (losses) derivative financial instruments	(1,678)	818	6,708
Interest and other finance expenses current financial liabilities	(166)	(87)	(1,093)

Interest and other finance expenses	(2,873)	(54)	1,991

Net financial items	(3,915)	3,898	(18,365)

Foreign exchange gains and losses derivative financial instruments include fair value changes of currency swap positions related to liquidity and currency risk management. The 4% weakening of the US dollar versus the NOK for both first quarter of 2009 and 2008 resulted in fair value gains on these positions which are recognised in the Consolidated statements of income.

The functional currency changed to US dollar for the parent company. As a result US dollar denominated non-current financial liabilities that impacted Net foreign exchange gains and losses in 2008, do not impact the Consolidated statements of income in 2009. Correspondingly NOK denominated taxes payable impact Net foreign exchange gains and losses in 2009, but had no impact on the Consolidated statements of income in 2008.

Gains (losses) derivative financial instruments, include fair value changes of interest rate swap positions which are used to manage the interest rate risk on external loans. The 0.4% increase in USD interest rates resulted in fair value losses on these positions recognised in Interest and other finance expenses for the first quarter of 2009.

All hedge accounting relationships, related to a portion of the non-current debt portfolio, have been discontinued in the first quarter of 2009. Fair value adjustments of NOK 2.5 billion previously recorded on the loans in accounting hedge will prospectively be amortised over the remaining life of these loans (14 to 19 years). The amortised income recognised in Gains (losses) derivative financial instruments for the first quarter of 2009 is insignificant.

On 11 March 2009 StatoilHydro ASA executed the issuance of a GBP 0.8 billion bond maturing in March 2031, a EUR 1.2 billion bond maturing in March 2021 and a EUR 1.3 billion bond maturing in March 2015. All bonds were issued under StatoilHydro ASA's Euro Medium Term Note Programme and have been listed on the London Stock Exchange.

On 23 April 2009 StatoilHydro ASA executed the issuance of a USD 0.5 billion bond maturing in April 2014 and a USD 1.5 billion bond maturing in April 2019. The registered bonds were issued under the Registration Statement on Form F-3 ("Shelf Registration") filed with the SEC in the United States.

All of the bonds are guaranteed by StatoilHydro Petroleum AS.

The line item Income tax in the Consolidated statements of income amounted to NOK 27.6 billion in the first quarter of 2009, equivalent to a tax rate of 87.4%, compared to NOK 39.3 billion in the first quarter of 2008, equivalent to a tax rate of 71.0%. The increase in the tax rate was mainly due to significant taxable exchange gains, on US dollar denominated financial liabilities, that do not have an impact on the Statements of income in companies whose functional currency is now USD. In addition, the tax rate increased due to a relatively higher share of operating income from the Norwegian Continental Shelf, which is subject to a higher than average tax rate.

SEGMENTS

StatoilHydro manages its operations in four business segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing. The Exploration and Production Norway and International Exploration and Production segments explore for, develop and produce crude oil and natural gas. The Natural Gas segment transports and markets natural gas and natural gas products. Manufacturing and Marketing is responsible for petroleum refining operations and the marketing and sale of crude oil and refined petroleum products except for natural gas and natural gas products.

The "Other" section consists of the activities of Corporate services, Corporate centre, Group Finance, Technology & New energy and Projects. The "Eliminations" section encompasses elimination of inter-segment sales and related unrealised profits mainly from the sale of crude oil and products. Inter-segment revenues are at estimated market prices.

Operating segments align with internal management reporting to the Group's chief operating decision maker, defined as the Corporate Executive Committee (CEC). The operating segments are determined based on differences in the nature of their operations, products, services and geographical location of the activity. The measure of segment profit is Net operating income. Financial items and tax expense are not allocated to the operating segments. The measurement basis for the net operating income for each operating segment follows the accounting principles used in the financial statements.

(in NOK million)	Exploration and	International Exploration	Natural Gas	Manufacturing	Other	Eliminations	Total
	Production Norway	and Production		and Marketing

Three months ended
31 March 2009
Revenues third party and Other income	(898)	2,389	34,049	76,861	334	0	112,735
Revenues inter-segment	43,817	5,635	328	787	499	(51,066)	0
Net income (loss) from associated companies	12	112	(156)	71	(19)	0	20

Total revenues and other income	42,931	8,136	34,221	77,719	814	(51,066)	112,755

Net operating income	29,996	(2,319)	5,825	3,489	(604)	(861)	35,526

Three months ended
31 March 2008
Revenues third party and Other income	1,243	4,006	26,238	125,939	1,917	0	159,343
Revenues inter-segment	53,160	8,560	586	283	449	(63,038)	0
Net income (loss) from associated companies	8	97	(306)	65	(31)	0	(167)

Total revenues and other income	54,411	12,663	26,518	126,287	2,335	(63,038)	159,176

Net operating income	42,238	4,251	2,006	889	782	1,274	51,440

In the Exploration and Production Norway segment, the line Revenues third party and Other income is negative in the first quarter of 2009 due to negative changes in the fair value of certain earn-out agreements accounted for as derivatives.

In the International Exploration and Production segment, the Group recognised an impairment loss of NOK 2.4 billion in the first quarter of 2009, of which the main part relates to assets in the Gulf of Mexico. The impairment charges have been presented as Exploration expenses of NOK 2.1 billion and Depreciation, amortisation and impairment losses of NOK 0.3 billion on the basis of their nature as intangible assets (exploration assets) and fixed assets (development and producing assets), respectively. In assessing the need for impairment of the carrying amount of a potentially impaired asset, the asset's carrying amount is compared to the recoverable amount. The recoverable amount is the higher of fair value less costs to sell and estimated value in use. When preparing a value in use calculation the estimated future cash flows are adjusted for risks specific to the asset and discounted using a real post-tax discount rate of 6.5% for the first quarter. The discount rate is derived from the Group's post-tax weighted average cost of capital (WACC).

In the Manufacturing and Marketing segment, a provision of NOK 1.3 billion related to a take or pay contract has been reversed and consequently has reduced Operating expenses in the first quarter of 2009.

INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

(in NOK million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2008	329,841	66,036
Additions	13,097	2,726
Transfers	1,745	(1,745)
Disposals	(34)	0
Expensed exploration expenditures previously capitalised	-	(2,650)
Depreciation, amortisation and impairment losses	(11,137)	(34)
Effect of foreign currency translation adjustments	(7,677)	(3,006)

Balance at 31 March 2009	325,835	61,327

PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

StatoilHydro ASA issued a declaration to the Norwegian Ministry of Petroleum and Energy (MPE) in 1999 in connection with a dispute between four Åsgard partners and StatoilHydro related to the construction of new facilities for the Åsgard development at the Kårstø Terminal. The declaration confirmed that the MPE will receive similar treatment as the four Åsgard partners with respect to the disputed issues. On the basis of the declaration, the MPE on 29 April 2008 issued a writ involving a multi-component compensation claim, the aggregate principal exposure of which for StatoilHydro approximates between NOK 4 and 7 billion after tax. During the fourth quarter of 2008 ExxonMobil, the final Åsgard partner at the time of the original dispute, has issued a similar writ with a compensation claim approximating an estimated exposure of up to NOK 1 billion after tax. StatoilHydro rejects both claims.

Following the 2007 merger with Hydro Petroleum, StatoilHydro ASA offered early retirement packages to employees above the age of 58 years (contingent upon certain conditions). The offer was originally divided into two phases; employees working onshore (first phase) and employees working offshore and on onshore plants and terminals (second phase). Contingent receivables from StatoilHydro's partners on the Norwegian continental shelf related to the second phase are estimated to be immaterial and remain unrecorded at first quarter end.

StatoilHydro was informed on 26 September 2007 of possible consultancy agreements and transactions associated with Hydro's petroleum activities in Libya, which were transferred to StatoilHydro as of 1 October 2007 as part of the merger with Hydro Petroleum, and which could be in conflict with applicable Norwegian and US anti-corruption legislation. Following a preliminary assessment by StatoilHydro, an external review of the relevant aspects was initiated. The external US and Norwegian legal counsels that have conducted the review delivered their report to StatoilHydro ASA's CEO on 6 October 2008. The report has also been delivered to the National Authority for Investigation and Prosecution of Economic and Environmental Crime in Norway (Økokrim), the US Department of Justice, the US Securities and Exchange Commission and Libyan authorities. The report does not draw any legal conclusions. In accordance with the mandate for the review, the report entails the facts relevant to applicable Norwegian and US anti-corruption legislation to which StatoilHydro ASA may be subject as a result of the merger.

During the normal course of its business StatoilHydro is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. StatoilHydro has provided in its accounts for probable liabilities related to litigation and claims based on the Company's best judgement. StatoilHydro does not expect that the financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: May 11, 2009	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer